Exhibit 99.1

Tiziana Life Sciences Announces Publication of Positive Data Demonstrating Intranasal Anti-CD3 Antibody Attenuates Long COVID Neuroinflammation and Improves Cognitive Function

●	Data from independent academic collaborators published on bioRxiv support the therapeutic potential of the Company’s lead candidate, intranasal foralumab, for Long COVID associated “brain fog”.

BOSTON, MA, April 16, 2026 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana”), a biotechnology company developing its lead candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, announces the publication of positive preclinical data in a bioRxiv preprint. The study, titled “Intranasal Anti-CD3 Antibody Treatment Attenuates Post COVID Neuroinflammation and Enhances Hippocampal Neurogenesis and Cognitive Function in Mice,” demonstrates that nasal anti-CD3 treatment significantly reduces neuroinflammation, boosts regulatory T cells (Tregs) in the brain, restores hippocampal neurogenesis, and improves short-term memory in a model of Long COVID.

Conducted by leading researchers including co-corresponding authors Akiko Iwasaki, Ph.D. (Yale University) and Howard L. Weiner, M.D. (Brigham and Women’s Hospital, Harvard Medical School), the study used a respiratory restricted mild SARS-CoV-2 mouse model that recapitulates key neurological features of Long COVID without direct brain infection. Nasal administration of anti-CD3 monoclonal antibody either shortly after infection or in the chronic phase increased brain FoxP3+ IL-10+ Tregs, reprogrammed microglia from a pro-inflammatory to a regulatory phenotype, reduced gliosis (astrocytes and microglia) in white matter and hippocampus, normalized CCL11 levels, restored neurogenesis, and rescued cognitive deficits. Human observational data in the study further showed that Long COVID patients with neurological symptoms exhibit lower circulating Treg levels, reinforcing the translational relevance.

The full preprint is available on bioRxiv and has not yet been peer-reviewed.

Link here: https://www.biorxiv.org/content/10.64898/2026.04.07.716934v1

These findings show that nasal anti-CD3 can potently induce regulatory T cells that cross into the brain and dampen persistent neuroinflammation triggered by even mild respiratory viral infection. By reprogramming microglia, reducing harmful chemokines like CCL11, and restoring the hippocampal neurogenic niche, this approach offers a promising, non-invasive strategy to address the cognitive impairment often called ‘brain fog’ that continues to affect millions of Long COVID patients worldwide.

Dr. Howard L. Weiner, co-corresponding author, Director of the Ann Romney Center for Neurologic Diseases at Brigham and Women’s Hospital, and Chair of the Scientific Advisory Board of Tiziana Life Sciences, added: “This study builds on our extensive work with nasal anti-CD3 and highlights its ability to modulate the immune system at the mucosal surface to promote central nervous system repair. The broad therapeutic window, effective both early and late after infection, and the lack of impact on antiviral immunity make intranasal foralumab an exciting candidate for clinical development in post-viral neuroinflammatory conditions.”

Ivor Elrifi, Chief Executive Officer of Tiziana Life Sciences, commented: “We are thrilled to see these robust preclinical data in BioRxiv, further validating the broad therapeutic potential of our intranasal foralumab platform. Foralumab is the only fully human anti-CD3 monoclonal antibody in clinical development, and these results directly support the mechanistic foundation for our ongoing programs in non active secondary progressive multiple sclerosis, MSA, Alzheimer’s disease, and ALS.”

Tiziana’s intranasal foralumab has previously demonstrated favorable safety and signals of clinical benefit in an expanded access program in non-active secondary progressive multiple sclerosis, with reductions in microglial activation observed via PET imaging.

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biologic candidate that has been shown to stimulate T regulatory cells when dosed intranasally. Currently, 14 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2],[3]

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120

[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120

[3]	https://www.neurology.org/doi/10.1212/NXI.0000000000200543

About Tiziana Life Sciences

Tiziana is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Tiziana’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Tiziana’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Tiziana cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of Tiziana only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2024, and other periodic reports filed with the Securities and Exchange Commission. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. Tiziana will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

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